

EXHIBIT A:
OFFERING MEMORANDUM



Form C: Offering Memorandum
(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission (SEC) has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	TNHC LLC
Jurisdiction of Organization:	Tennessee
Date of Organization:	06/04/2018
Form of Organization:	Limited Liability Company
Physical Address:	6400 John Hager Rd., Mount Juliet, TN 37122
Issuer Website:	www.tennesseehempclones.com

Directors and Officers of the Company – §227.201(b)

Name	Title	Start Date
Donald Rizzi	Director, Managing Partner	06/01/2018
Nathan Rizzi	Director, Managing Partner	06/01/2018
KC Stark	Director, Managing Partner	06/01/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held
Donald Rizzi	LLC – Membership Interest	35%
Nathan Rizzi	LLC – Membership Interest	40%
Phillip Stark	LLC – Membership Interest	25%

Description of Company's Business – §227.201(d)

TNHC LLC: Exciting Business Opportunities

Exponential growth in the hemp industry has created a massive demand for reliable hemp genetics, quality products, and new technologies. TNHC offers investors exciting and unique advantages. TNHC is fully licensed, operational, and prudently positioned as a source for in-demand genetics, streamlined product development, and national distribution networks. The investment shall be focused on facility expansion, technology upgrades, strain development, and product distribution.

HEMP: America's Fastest-Growing Industry

Hemp legalization became a reality with The December passage of the Agriculture Improvement Act of 2018 overturning almost a century of prohibition creating a rapidly expanding market and high demand hemp plants. As a result, American farmers typically had to source most of their plants (clones or seeds) from outside their region; which created many challenges and increased costs. According to recently published articles, farmers would prefer to get their genetics from a local reliable source. TNHC has over a decade of experience, research, proven success cycles and tested business models. TNHC has shown market viability by providing high CBD clones to licensed hemp cultivators in Tennessee (currently the 6th largest U.S. producer of hemp material) and is expanding into the national markets.

TNHC LLC: Our Competitive Advantage
- Properly licensed by the Department of Agriculture to produce and cultivate hemp genetics.
- Intellectual property that is difficult to replicate for; clones, mothers, processes, and experience.

- Ability to profitably sell in-demand genetics in all 50 states.
- Low startup costs relative to profit opportunities. • Products and services outperform the competition by offering higher CBD levels and increased profits while lowering the cost of extraction. o Typical CBD levels range from 6-10%. o TNHC CBD tests consistently at 12-17% CBD.
- Established lead funnel.
- Page 1 search rankings for geo-targeted areas and keywords.
- A proven business model with satisfied clients. Web site: www.tennesseehempclones.com.
- TNHC LLC is seeking investment for facility expansion, equipment acquisition, genetics development, and product distribution.

PRODUCT: Demand and Solutions

There is enormous demand in the U.S. for hemp genetics and hemp products. High CBD products have a tremendous opportunity as consumers begin to embrace CBD into their daily lives. "CBD products have flooded the U.S. marketplace, and sales show no signs of slowing," the American Botanical Council said. In a historic first, CBD rocketed to the best-selling herbal dietary supplement in natural sales channels last year, ousting turmeric as the No. 1 seller, according to a new report from the American Botanical Council. That's huge. All CBD markets show similar explosive growth for pets, organic personal care, and general use products. With the obtained investment funds TNHC LLC can accelerate products to market to capitalize on the explosive combined annual growth rates for CBD across all markets.

Invest now.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	3

Risks & Disclosures – §227.201(f)

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered, or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>General Risk</u>

Investing in early stage companies without a proven track record of performance or sound liquidity such as the Company is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your <u>entire</u> investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

The Company is an early stage business and the potential for failure is high. As with all such investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular

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operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to make or arrange for a loan to the Company, to be repaid prior to revenue share payments. The repayment of any such loans will have the effect of delaying revenue share payments.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.

- Real estate and/or home lending market conditions and regulatory conditions.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's revenue share investments may not be converted into cash. With limited exceptions, you will not be lawfully able to sell or transfer your interest during the initial mandatory 12 month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your investment. In the event you are able to sell your investment you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital or refund would be issued to revenue share investors.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and its revenue generation.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As a revenue share investor, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Professional Guidance Risk

Many early stage companies often attribute their early success to the involvement and guidance of professional early stage investors. These investors often provide post transaction value to the organization. They may be on the company's board or oversight committee and may play an integral role in the company's development through access to their capital resources, professional networks and prior experience in assisting start up or early-stage companies in scaling and executing their business plans. The

Company does not currently have the guidance of any such professional investors and may not have such guidance in the future.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions of suppliers, agents and general market conditions that impact production, operations and sales.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Risk of Limited Operating History

As a newly established entity with a never before attempted business strategy, the Company cannot provide more than limited information for which investors may use to base their investment decisions on due to its limited operating history.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections issued may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan. An incumbent competitor or new entrant could copy or illegally obtain the Company's intellectual property, which would require the Company to engage in costly litigation. Such event could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

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Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

The Company does not possess and has not provided investors any audited financial statements. Investors therefore have no audited financial information regarding the Company's capitalization, assets or liabilities on which to base their investment decision. If you feel that all information and data provided by the Company is not sufficient enough for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess nor will it be required to implement these and other such controls and investor protections.

Downside Risk

All of the Company's crowdfunding investors have a potential downside of great likelihood. If the Company fails to generate enough revenue you could potentially lose all of your investment.

Secured Risk

The revenue share investments issued through this offering are not secured by any collateral. In no scenario would the investment be redeemable for any tangible asset owned by the Company or its principal employees, management team, or shareholders.

Regulatory Risk

By its nature there is risk that legislative or policy decisions and changes may result in higher costs or obstacles to success for the Company. The recent USDA Hemp interim regulations may require the Company to significantly change its pricing models and business plan. These regulations may have an adverse impact on operations, sales and financial results.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Market Risk

Misinformation about CBD in the current market. It is estimated that 70% of CBD product being sold are mislabeled, or do not contain CBD. In this atmosphere the Company may be unable to maintain, promote, and grow its brand through its planned marketing and communication strategies. The fog of the market may adversely impact the Company's operations, inhibit success, and may prove difficult to achieve financial and operational results.

Technology

The Company's access to current and future processes and genetic strains, and/or the introduction of new unavailable technologies, could negatively impact the Company's ability to execute on its business plan and generate foretasted revenue.

Revenue Share Payment

Repayments of funds to investors will be based on the revenue generated by the Company. Revenue can be unpredictable, subject to fluctuation, and may cease altogether. As a result, the timing and predictability of payments, as well as the ultimate return, cannot be forecast with any degree of certainty.

Insured

The investment related to this offering are not guaranteed or insured by the FDIC or any other agency or entity.

Guaranty

The interests associated with this offering are not personally guaranteed by any of the Company's partners, or any other person.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$300,000.00	March 17, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$ 750,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

TNHC has established effective benchmarks of success, including efficient lead generation funnels, compliant genetic nursery operations, product development, market testing, and a record of sales with positive feedback from clients.

Funds will be focused on rapidly expanding the Company's proven success and increasing market reach and share.

- Expand genetic nursery footprint
  - Land
  - Greenhouses
  - Technology
- Continue product development
  - Expand product offerings

- o B2B
- o B2C
- Boost sales
  - o Search engine marketing
  - o Social graph marketing
  - o PPC campaigns
  - o Distribution outreach
  - o Press releases
- Event Networking
  - o Sponsorship
  - o Hosting
  - o Keynote speaking
- Services
  - o Consulting & training offerings
- Contract key personnel
  - o Part-time labor as necessary
  - o Outside professional as prudent

By focusing on what works, and what is needed, TNHC's founders are confident that the business model, market position, and expansion potential are advantages, and will result in the potential for steady and historic growth.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$3,000.00	$5,000.00
Portal Fees:	$12,000.00	$30,000.00
Greenhouses	$15,000.00	$40,000.00
New Product Development	$25,000.00	$40,000.00
Equipment Rental	$5,000.00	$15,000.00
Marketing	$15,000.00	$25,000.00
Staffing (full time)	$25,000.00	$40,000.00
Supplies	$25,000.00	$50,000.00
Equipment	$15,000.00	$25,000.00
Administrative	$8,000.00	$15,000.00
Utilities	$8,000.00	$17,000.00
Facility Expansion	$35,000.00	$200,000.00
Insurance	$10,000.00	$15,000.00
Assorted Expenses	$4,000.00	$15,000.00
Capital Reserve	$20,000.00	$50,000.00

Office	$5,000.00	$10,000.00
Clone Equipment	$15,000.00	$50,000.00
Contract Staffing (part time)	$50,000.00	$100,000.00
Social Media	$5,000.00	$8,000.00
Total Proceeds:	**$300,000.00**	**$750,000.00**

Irregular use of proceeds:

Does your company have any irregular of proceeds? No

Investment and Cancellation Process §227.201(j)

Investment Process
1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises.
   Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each
   statement before proceeding with investment.

Cancellation Process
1. E-mail fundsquad@fundopolis.com providing your name, the name
   of the company you're invested in, and your intention to cancel the
   investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to
the deadline identified in the issuers offering deadline.

Fundopolis will notify investors when the target offering amount has
been met.

If the issuer reaches the target offering amount prior to the deadline
identified in the offering materials, it may close the offering early if it
provides notice about the new offering deadline at least five business days
prior to such new offering deadline (absent a material change that would
require an extension of the offering and reconfirmation of the investment
commitment).

If an investor does not cancel an investment commitment before the 48-
hour period prior to the offering deadline, the funds will be released to the

issuer upon closing of the offering, and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering, the investors investment commitment to the offering will be cancelled, and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made, but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided, your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering a revenue share investment, which will be referred to as the "Revenue Share". The Revenue Share issued by the company will be sold at $1.00 per participation unit.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: TNHC LLC
Address: 6400 John Hager Rd., Mount Juliet, TN 37122
State of Organization: TN
Date Company was Formed: 06/01/2018

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $107,000.00
Security Type: Revenue Share
Security Purchase Price: $1.00
Revenue Share Percentage: 8%

Payment Frequency: Annually
Payback Multiple: 1.75x
Maturity Duration: 7 years
Minimum Offering Amount: $300,000.00
Maximum Offering Amount: $750,000.00

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
LLC Membership Interest	100%	100%	Yes

Summary of differences between security offered and outstanding securities:

There are no other outstanding Securities

Capital Resources and Terms of Issuer Debt – §227.201(p)

Each partner contributed funds to TNHC LLC for the startup operations. At prime plus 2%. We expect to begin payback with 2019 revenues.

Donald Rizzi loan amount to TNHC LLC: $15,000.00
Nathan Rizzi loan amount to TNHC LLC: $3,000.00

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

2018 was our start-up year. The Tennessee hemp market was undergoing changes in state regulations and only issued 270 growers licenses. We erected greenhouses, set up a cloning room, established a website, obtained a grower's license, business license, obtained an Agricultural Tax exemption, and established a customer base with initial clone sales of our two strains, T-1 and Cherry Wine. All partners made startup contributions in various denominations. These funds were judiciously used and set the stage for increased growth and revenues in 2019.

Financial Projections:

Revenue streams for TNHC LLC Several of these revenue streams currently exist: Mother plants, clones, Wholesale & Retail products (full spectrum Hemp oil 1400ml tincture) The investment funds will provide the opportunity to expand all seven areas of revenue. 1 – Sale of Mother Plants: (sold to growers looking to produce clones for large scale planting) Propagation of the plant begins, growing the plant 2–4 ft. tall. 2 – Sale of Clones: (sold to niche growers and small and medium farm growers) Cuttings are taken from the 4 ft. tall plants. Approx. 25 cuttings will be taken every 30 days. 3 – Sale of Dry Weight: (from inhouse hemp harvest sold to processors) The hemp plants are planted into the ground & then harvested approx. 4–5 months later. The hemp plant is cut at the stock and dried. 4 – Sale of Smokable Flower: (from inhouse harvest sold retail & wholesale) Properly dried/cured hemp can be sold in a smokable form. 5 – Sale of Raw Crude Oil: (from inhouse hemp harvest sold to processors) The dry hemp weight will be processed by an ethanol and/or CO_2 extraction process, leaving a thick paste known as Raw Crude Oil from the hemp plant material. 6 – Sale of Wholesale Products: (sold to third party, private label) Raw Crude Oil can be formulated to make & sale Wholesale products. 7 – Sale of Retail Products: (sold retail under the Tennessee Hemp brand label) Raw Crude Oil can be formulated to make & sale Retail products. 1yr: (sales estimate) Plant Sales: 70 Plants @ $200/ea = $14K Clone Sales: 30,000 Clones @ $6/ea = $180K Dry Weight: 300lbs @ $40/lb = $12K Smokable Flower: 100lbs @ $200/lb = $20K Raw Crude Oil Sales: 10 kilos @ $3,000/kilo = $30K Wholesale Product Sales: 8 kilos worth @ $7,000/kilo = $56K Retail Product Sales: 6 kilos worth @ $14,000/kilo = $84K Total: $376K 3yr: (sales Estimate) Plant Sales: 150 Plants @ $200/ea = $30K Clone Sales: 60,000 Clones @ $5/ea = $300K Dry Weight: 800lbs @ $40/lb = $32K Smokable Flower: 600lbs @ $200/lb = $120K Raw Crude Oil Sales: 12 kilos @ $3,000/kilo = $36K Wholesale Product Sales: 10 kilos worth @ $8,000/kilo = $80K Retail Product Sales: 8 kilos worth @ $16,000/kilo = $128K Total: $726K

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B to the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation Crowdfunding (Reg CF) if certain designated individuals associated with the company/issuer committed certain prohibited acts on, or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the Securities & Exchange Commission annual and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The company is required to disclose whether it has failed to file the reports required by Regulation Crowdfunding associated with prior raises.